

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 2, 2010

Ms. Ann M. Sardini
Chief Financial Officer
Weight Watchers International, Inc.
11 Madison Avenue, 17th Floor
New York, NY 10010

      Re: Weight Watchers International, Inc.
             Form 10-K for the Fiscal Year Ended January 3, 2009
             Filed March 4, 2009
             File No. 1-16769

Dear Ms. Sardini:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Larry Spirgel
                  Assistant Director